Exhibit 99.2

DOLLAR TREE ANNOUNCES INTENT TO ACQUIRE DEAL$ STORES

CHESAPEAKE, Va. - February 22, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, today announced that it has signed a Letter of Intent to purchase stores and related assets of the Deal$-Nothing Over a Dollar chain, which is owned by SUPERVALU INC. (NYSE:SVU).

Under the terms of the proposed agreement, Dollar Tree would acquire 138 Deal$ stores including store assets, leasehold rights and certain intellectual property for approximately $30.5 million in cash, subject to customary closing conditions. In addition, Dollar Tree will purchase a yet-to-be- determined amount of inventory from Deals. It is anticipated that the transaction will be completed by the end of March.

Based in St. Louis, MO, Deal$ stores offer a wide assortment of quality general merchandise, contemporary seasonal goods and everyday consumables. The stores average 11,000 gross square feet and operate in 16 states: Alabama, Arkansas, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Missouri, Ohio, Oklahoma, Pennsylvania, Tennessee, West Virginia and Wisconsin.

"I am excited about the opportunity that this acquisition provides to expand our presence in the Midwest and Southeast regions," said Bob Sasser, President and CEO. "We have existing logistics capacity to service all of these stores efficiently with no additional capital expenditure. Furthermore, the Deals acquisition includes a number of "combo" stores that offer an expanded assortment of merchandise including items selling for more than $1. All Deal$ stores will continue to operate under the Deal$ banner and they will provide an opportunity to leverage the Dollar Tree infrastructure in the development of a multi priced business without disrupting the single price point model in Dollar Tree Stores.

The Company will provide further commentary on this transaction, along with a review of fourth quarter 2005 operating results and initial 2006 guidance during the Company's fourth quarter conference call at 9:00 a.m. EST Wednesday, February 22, 2006. The telephone number for the call is 703-639-1375. A recorded version of the call will be available until midnight Friday, March 3, and may be accessed by dialing 703-925-2533. The access code is 844398. A webcast of the call will be available through Dollar Tree's website, www.DollarTree.com, as well as at Vcall's website, www.Vcall.com, and will remain on-line until midnight Friday, March 3.

Dollar Tree Stores, Inc. operates 2,914 stores in 48 states as of January 28, 2006.

A WARNING ABOUT FORWARD LOOKING STATEMENTS: This press release contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, outlook, or estimate. For example, our forward looking statements include statements regarding the completion of the transaction, the related terms of the transaction, and the future of the combined businesses. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 K filed April 14, 2005 and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our Quarterly Report on Form 10-Q filed December 8, 2005. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:
Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com